SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated April 18, 2002

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                       Form 20-F....X...Form 40-F.........

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes....X...No.......

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Eiger Technology, Inc.



Date:  April 18, 2002               Mr. Gerry A. Racicot
                                    President

                              Eiger Beats Deadlines

Toronto, April 18th /CNW/ - Eiger Technology, Inc., (TSE:AXA, OTCBB:ETIFF) is pleased to announce that the deadlines as outlined in its press release of April 3, 2002, have been met as follows:

a.) The Voice over Internet Protocol (VoIP) system between Toronto and New York was activated on April 10, 2002. This has permitted designated US carriers to interconnect with Onlinetel's Canadian network and terminate their calls to Canada with Onlinetel. Pilot projects are underway with positive preliminary results. The system also opens the US market to Onlinetel's Canadian customers.

b.) Onlinetel's 10-10 service was also successfully activated on April 12, 2002. This service will allow callers the ability to place long distance calls at a flat rate of $1.00 per call in North America. The official marketing campaign, which includes comprehensive print and radio media, will launch May 15, 2002.

c.) As previously announced, Onlinetel is still on schedule to expand its system across Canada by May 15th, 2002.

Gerry A. Racicot, President of Eiger says that "Eiger continues to provide a solid financial and business foundation that will result in value to its shareholders."

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.